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                     January 16, 2024

       Eric J. Dosch
       Chief Financial Officer
       First Guaranty Bancshares, Inc.
       400 East Thomas Street
       Hammond, LA 70401

                                                        Re: First Guaranty
Bancshares, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37621

       Dear Eric J. Dosch:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance